SCHEDULE 13D
                                 (Rule 13d-101)


    Information to be Included in Statements Filed Pursuant to Rule 13d-1(A) and Amendments Thereto Filed Pursuant to Rule 13d-2(A)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                CE FRANKLIN LTD.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   125151100
                                   ---------
                                 (CUSIP Number)

                             Mark D. Whatley, Esq.
    Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation
                      Three Embarcadero Center, Suite 700
                            San Francisco, CA  94111
                                 (415) 434-1600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 2005
                                 --------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 125151100               SCHEDULE 13D                 Page 2 of 9


1    Name of Reporting Person            WESTCLIFF CAPITAL MANAGEMENT, LLC

     IRS Identification No. of Above Person                     77-0435868

2    Check the Appropriate Box if a Member of a Group              (a) [ ]

                                                                   (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                    OO

5    Check Box if Disclosure of Legal Proceedings is                   [ ]
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization                       California

                   7    Sole Voting Power                        2,213,400
  NUMBER OF
    SHARES         8    Shared Voting Power                              0
 BENEFICIALLY
OWNED BY EACH      9    Sole Dispositive Power                   2,213,400
  REPORTING
 PERSON WITH       10   Shared Dispositive Power                         0

11   Aggregate Amount Beneficially Owned by                      2,213,400
     Reporting Person

12   Check Box if the Aggregate Amount in Row 11                       [ ]
     Excludes Certain Shares

13   Percent of Class Represented by Amount in                       12.9%
     Row 11

14   Type of Reporting Person                                           IA


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CUSIP No. 125151100               SCHEDULE 13D                 Page 3 of 9


1    Names of Reporting Persons                     RICHARD S. SPENCER III

     IRS Identification Nos. of Above Persons

2    Check the Appropriate Box if a Member of a Group              (a) [ ]

                                                                   (b) [ ]
3    SEC USE ONLY

4    Source of Funds                                                    OO

5    Check Box if Disclosure of Legal Proceedings is                   [ ]
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization                    United States

                   7    Sole Voting Power                        2,213,400
  NUMBER OF
    SHARES         8    Shared Voting Power                              0
 BENEFICIALLY
OWNED BY EACH      9    Sole Dispositive Power                   2,213,400
  REPORTING
 PERSON WITH       10    Shared Dispositive Power                        0

11   Aggregate Amount Beneficially Owned by                      2,213,400
     Reporting Person

12   Check Box if the Aggregate Amount in Row 11                       [ ]
     Excludes Certain Shares

13   Percent of Class Represented by Amount in                       12.9%
     Row 11

14   Type of Reporting Person                                       HC, IN


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CUSIP No. 125151100               SCHEDULE 13D                 Page 4 of 9


Item 1.       Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common of CE Franklin Ltd. (the "Issuer"). The principal executive office of the Issuer is 300 5th Avenue, S.W., Suite 1900, Calgary, Alberta, Canada T2P3C4.

Item 2.       Identity and Background

This Schedule is filed on behalf of Westcliff Capital Management, LLC ("Westcliff") and Richard S. Spencer III ("Spencer"). Westcliff is an investment adviser registered with the Securities and Exchange Commission and acts as investment adviser to various investment advisory clients, including several investment limited partnerships of which Westcliff is the General Partner. Spencer is the Managing Member and controlling owner of Westcliff. Westcliff and Spencer are together referred to as the "reporting persons." Westcliff's and Spencer's principal business office address is 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062.
The reporting persons are filing jointly but not as members of a group and each expressly disclaims membership in a group.

During the last five years, neither reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The citizenship of each reporting person is listed on that reporting person's cover page.

Item 3.       Source and Amount of Funds or Other Consideration

The securities identified on Page 2 of this Schedule were all purchased by and are held in accounts for various investment advisory clients of which Westcliff is the investment manager (including certain investment limited partnerships of which Westcliff is a general partner). Funds present in those accounts (in effect, Working Capital) were used for those purchases. To the extent Westcliff causes its advisory clients to purchase additional Common Stock, it expects those purchases to be made with available funds in those clients' accounts.

Item 4.       Purpose of Transaction.

As described above, the Common Stock is held in the accounts of various investment advisory clients of Wesctliff. It was purchased in those accounts for investment purposes. Westcliff, as investment adviser to its advisory clients, is considering whether to vote for or against a proposed transaction announced by the Issuer on July 8, 2004 pursuant to which the Issuer would acquire from Smith International, Inc. ("Smith"), all of the common stock of Wilson International, Inc. ("Wilson"), a wholly owned subsidiary of Smith, in exchange for common shares of the Issuer.

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CUSIP No. 125151100               SCHEDULE 13D                 Page 5 of 9


Westcliff may cause its investment advisory clients to acquire additional shares of Common Stock in the open market before the shareholder vote as to that transaction.

Other than the deliberation described above, the actual vote that results from that deliberation, and the possible purchase of additional shares of Common Stock, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

Item 5.       Interest in Securities of the Issuer

5(a) and 5(b): The beneficial Ownership of the Issuer's common stock by each reporting person at the date hereof is reflected on that reporting person's cover page.

Westcliff has sole voting and investment power over the holdings of each of advisory client in whose account Common Stock is held (including investment partnerships of which it is a general partner). Spencer controls Westcliff. As a result, Westcliff and Spencer may be deemed to have beneficial ownership of all of that Common Stock, representing approximately 12.9% of the outstanding common stock of the Issuer.

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CUSIP No. 125151100               SCHEDULE 13D                 Page 6 of 9


Westcliff and Spencer each disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act and further disclaims on behalf of each investment advisory client (including investment partnerships) for whose account Westcliff exercises discretion, beneficial ownership of any shares of the Issuer's common stock owned by any other person. No investment advisory client for which Westcliff exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment advisory client.

5(c)    The reporting persons have caused the following transactions in the
Issuer's common stock to be effected in its clients' accounts during the last 60 days. All transactions were in the open market:

  Type of                               Number of            Price
Transaction            Date              Shares            per share
----------------------------------------------------------------------
Purchase             12/23/04             10,000              3.60
                     12/27/04              7,200              3.59
                     12/28/04             11,000              3.60
                     12/29/04             20,000              3.60
                     01/04/05              1,000              3.79
                     02/02/05              2,100              5.15
                     02/16/05              8,000              6.05
                     02/18/05              9,500              6.00
                     02/21/05                200              5.97
                     02/23/05             14,000              6.05
                     02/28/05              3,400              6.00
                     03/08/05             56,000              7.21
                     03/15/05              2,100              6.15
                     03/21/05             23,500              5.75
                     03/22/05              5,000              5.90
                     03/23/05             10,600              6.15
                     03/25/05              1,600              6.10
                     03/28/05             19,200              5.97
                     03/31/05             20,000              5.83
------------------------------------------------------------------
Sale                 03/22/05             11,200              6.20
                     03/23/05              2,000              6.25
                     03/24/05              2,000              6.25
                     03/25/05              8,100              6.27

5(d)    Westcliff has been granted the authority to dispose of and vote the securities reflected in Items 7-11 of page 2 of this Schedule 13d in its capacity as investment adviser of its various investment advisory clients that own Common Stock (including investment limited partnerships of which it is a general partner). Those advisory clients, or persons or entities that own them, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities held in their respective accounts.

5(e)    Not applicable.


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CUSIP No. 125151100               SCHEDULE 13D                 Page 7 of 9


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.       Material to be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.


                                   Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED March 30, 2005

                                   WESTCLIFF CAPITAL MANAGEMENT, LLC


                                   /s/ Richard S. Spencer III
                                   ---------------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager

                                   /s/ Richard S. Spencer III
                                   ---------------------------------
                                   RICHARD S. SPENCER III


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CUSIP No. 125151100               SCHEDULE 13D                 Page 8 of 9


                                 Exhibit Index

Exhibit 1       Agreement Regarding Joint Filing of Statement on
                Schedule 13D or 13G


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CUSIP No. 125151100               SCHEDULE 13D                 Page 9 of 9


                                   Exhibit 1

           AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE
                                   13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of C.E. Franklin, Ltd. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  March 30, 2005

                                   WESTCLIFF CAPITAL MANAGEMENT, LLC


                                   /s/ Richard S. Spencer III
                                   ---------------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager



                                   /s/ Richard S. Spencer III
                                   ---------------------------------
                                   RICHARD S. SPENCER III